December 4, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	SEC Letter Dated July 16, 2009 Regarding the Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 by Conseco, Inc. (File No. 001-31792)

Mr. Rosenberg:

We are responding to the telephone comment we received from your office via Kei Ino on December 2, 2009, in response to the Company’s letter to you dated November 9, 2009.  As requested in that telephone conversation, this letter sets forth the substance of the Commission’s comment, as we understand it, that was conveyed verbally in the conversation, followed by the Company’s response.

1.
Staff Comment:  Regarding your response to question 1, please discuss in greater detail the cause for lower cash flow estimates for your Level 3 subordinated tranches.  Include disclosure of the original and revised default rate assumptions used to estimate these cash flows.

Response:  Please refer to Exhibit 1-1, attached, for representative revisions to our disclosures.  We will present similar disclosures in our future filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2009.

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline

John R. Kline
Senior Vice President and
Chief Accounting Officer

Exhibit 1-1

Representative Disclosure Related to How Changes in Default Rate
Assumptions Impacted the Cash Flow Estimates for Certain Level 3 Subordinated Tranches

Representative Disclosure Related to How Changes in Default Rate Assumptions Impacted the Cash Flow Estimates for Certain Level 3 Subordinated Tranches

For certain Level 3 assets, we have increased our default assumptions based on our review of the underlying collateral.  The changes in our assumptions resulted in lower cash flow estimates for some of our subordinated tranches and have resulted in such securities being impaired.  The default rate we expect to experience related to the collateral underlying the subordinated tranches increased from 1.7 percent to 7.6 percent for the experience expected in 2009; from .8 percent to 3.2 percent for 2010; and from .8 percent to 1.5 percent for each year subsequent to 2010.  This resulted in an increase to the five year cumulative default rates from 4.7 percent to 15.2 percent related to these subordinated tranches.  However, the changes in assumptions did not change our cash flow estimates for the non-subordinated tranches within our Level 3 investments.  We recognized other-than-temporary impairments on securities classified as Level 3 investments of $10.1 million (including $3.4 million of impairment losses recognized through accumulated other comprehensive loss) during the first nine months of 2009.